FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending May 8, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: May 8, 2003                                         By: Victoria Llewellyn
                                                             ------------------
                                                              Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                              Director's Interests

I give below details of changes in interests in the American Depositary Shares
(ADSs) of GlaxoSmithKline plc in respect of the under-mentioned Director:-

Dr J-P Garnier          Exercise of options on 6 May 2003 over 28,582 ADSs
                        granted on 31 May 1994, which would have lapsed on 30
                        May 2004, under the SmithKline Beecham US Executive
                        Share Option Plan 1989 at a price of $12.87052 per ADS;
                        and the exercise of options on 7 May 2003 over 163,161
                        ADSs granted on 20 July 1994, which would have lapsed on 19 July 2004, under the SmithKline Beecham Employee
                        Share Option Plan 1991 at a price of $16.08708 per ADS.

                        The sale of 19,075 ADSs on 6 May 2003 at a price of $43.2317 and 115,400 ADSs on 7 May 2003 at a price of $42.133 per ADS being a total of 134,475 principally to cover the tax and costs arising from the option exercises.

                        As a result of these transactions Dr Garnier's shareholding in the Company has increased by 57,268 ADSs (+102%) to a total of 113,283 ADSs.

The Company was advised of these transactions on 7 and 8 May 2003.

S M Bicknell
Company Secretary

8 May 2003

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


2 May 2003                  Abacus (GSK) Trustees Limited, as trustee of the
                            GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred 21,052 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee
                            Share Option Plan 1991.

5 May 2003                  The GSK Trust transferred 25,086 Ordinary Shares
                            in the Company to participants in the SmithKline
                            Beecham Employee Share Option 1991.

6 May 2003                  The GSK Trust transferred 2,761 Ordinary Shares in
                            the Company to a participant in the Glaxo Wellcome
                            1999 Long Term Incentive Plan.

6 May 2003                  The GSK Trust transferred 11,043 Ordinary Shares
                            in the Company to participants in the SmithKline
                            Beecham Employee Share Option Plan 1991.

The Company was advised of these transactions on 7 May 2003.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

7 May 2003

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


28 April 2003          The Administrators of the SmithKline Beecham Employee
                       Benefit Trust ("The  Trust"), notified the Company on 6
                       May 2003 that 5 Ordinary shares had been transferred to a participant in the GlaxoSmithKline Annual Investment
                       Plan.

The Trust is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and John Coombe are therefore interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary
7 May 2003

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


7 May 2003                  Abacus (GSK) Trustees Limited, as trustee of the
                            GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred 357,047 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee
                            Share Option Plan 1991.


The Company was advised of these transactions on 8 May 2003.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

8 May 2003

                              Director's Interests

I give below details of changes in director's interests in the Ordinary Shares of GlaxoSmithKline plc.

                    The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 7 May 2003, that as a result of movement in the fund on the 1 May 2003, the number of Ordinary Share ADRs held by the fund had decreased from 18,526,074 to 18,493,207 at an average price of $41.12.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. One of the Company's directors, Dr J P Garnier is therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

8 May 2003